Exhibit 99.1

Date: April 28, 2023	1500 Robert-Bourassa Blvd., 7th Floor
Montreal QC, H3A 3S8
CANCELLED	www.computershare.com

To:	All Canadian Securities Regulatory Authorities

Subject: BELLUS HEALTH INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	~~March 21, 2023~~
Record Date for Voting (if applicable) :	~~March 21, 2023~~
Beneficial Ownership Determination Date :	~~March 21, 2023~~
Meeting Date :	~~May 04, 2023~~ CANCELLED
Meeting Location (if available) :	Laval, QC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	07987C204	CA07987C2040

Sincerely,

Computershare
Agent for BELLUS HEALTH INC.